MILK BOTTLE CARDS INC.
127 East 18th Avenue
Vancouver, BC, Canada V5V 1E4
Telephone: (604) 733-6195

June 6, 2005


Gregory S. Belliston, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-09
Washington, D.C. 20549


RE:  Milk Bottle Cards Inc.
     Registration Statement on Form SB-2
     File Number 333-124304

Dear Mr. Belliston:

In response to your letter of May 11, 2005, I herewith respectfully submit an amended registration statement, responding to your comments. For your easy reference, the following responses are keyed to correspond to your enumerated comments:

Form SB-2
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Registration Statement Cover Page
---------------------------------
1.  Please see the revised footnote 4 on the cover page.

Prospectus Cover Page
---------------------
2.  Please see the revised first paragraph on page 3.

Risk Factors
------------
3.  Please see the new Risk Factor 7 on page 9.

4.  Please see the new Risk Factor 13 on page 12.

Since we are a development stage company, have generated.
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5.  Please see Risk Factor 1 on page 6.

We are totally dependent on the proceeds from this offering.
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6-7.  Please see revised Risk Factor 2 on page 7.

We cannot predict when or if we will product revenues.
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8.  Please see revised Risk Factor 2 on page 7.

Since our success depends upon the efforts of Nicole Milkovich.
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9. Mr. Bolbrugge is not a director; please see the revised Risk
Factor 3 on pages 7-8.

10. Please see the revised Risk Factor 3 on pages 7-8.

Our officers and directors have conflicts of interest.
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11. Please see the revised Risk Factor 4 on page 8.

Because we do not currently have any patent or trademark protection.
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12. Please see the second paragraph of the Initial Greeting Card
Line subsection on page 21.

13-14. Please see the revised Risk Factor 6 on pages 9.

Due to the lack of a trading market for our securities.
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15. Please see the revised Risk Factor 9 on page 10.

You will incur immediate and substantial dilution of the price you pay for your shares
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16. Please see the revised Risk Factor 10 on pages 9-10.

Use of Proceeds
---------------
17. Please see footnote 1 on page 12, as well as the expanded
Equipment subsection on page 25.

18. Please see footnote 2 on page 12.

Future Sales by Existing Stockholders
-------------------------------------
19. Please see the new Risk Factor 12 on page 11.

Description of Our Business
---------------------------
Our Proposed Business
---------------------
20. Please see the second paragraph in this subsection on page 20.

Market Analysis
---------------
21. Please see the last paragraph in this subsection on page 22.

22. Please see the first paragraph in this subsection on page 22.

23. Please see the first paragraph in this subsection on page 22;
the subject reference has been deleted from the disclosure as it was merely our belief and there is no statistical data to support the same.




Sales and Distribution Methods
------------------------------
24. Please see the last full paragraph on page 24 and the Employees and Employment Agreements subsection on page 26, which have been reconciled regarding our website development.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------
25. Please see the revised and updated Milestones on pages 28-29.

Plan of Operation
-----------------
26. Please see the first paragraph under this subsection on page 27.

Certain Relationships and Related Transactions
----------------------------------------------
27. Please see the second paragraph in this section on page 30.

Notes to Financial Statements
-----------------------------
28. Please see the revised financial statement accounting policy note disclosing the U.S. dollar as the functional currency. This determination was based on the fact that the Company's activities to date have consisted primarily of fundraising and the related SB-2 preparation costs all of which have been incurred in U.S. dollars.

Note 3. Related Parties
-----------------------
29. We have determined that the fair value of comparable office space and related services, which to date would consist of phone, fax, and mail services, would be less than $50 per month. In addition, we have determined that the fair value of equipment provided, which to date has consisted of a computer used in the preliminary card collection design, is insignificant and not readily determinable. Accordingly, to date we have not recorded any expense relating to these items provided by the director as they have been determined to be insignificant.

Exhibit 3.1: Articles of Incorporation
--------------------------------------
30. Dwight Alan Teegardin and Sandra L. Miller are principals of Resident Agents of Nevada, Inc., a company we used to file our corporate documents with the Secretary of State of the State of Nevada. Neither is personally know by us, nor were we aware when we filed the corporation that Mr. Teegardin would be listed as the initial director. Immediately after we received our initial incorporation documents, Mr. Teegardin resigned and was not listed as an officer and/or director in our initial disclosure document with the State (Initial List of Officers and Directors).

Exhibit 5.1: Opinion re: Legality
---------------------------------
31. Please see the revised opinion of counsel included with this amendment.




Exhibit 99: Form of Subscription Agreement
------------------------------------------
32. Please see the revised subscription agreement filed with this amendment.

33. We do not intend to make any offers or sales prior to the effective date of the registration statement.


Please contact me if you have any further questions or comments.
We very much appreciate your assistance with the review of our registration statement.

Sincerely,




Nicole Milkovich
President & CEO


NM:

Enclosures